Exhibit 3

Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 5:   Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

☒ Yes ☐ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

The ATS offers a market data feed (the "IQX Data Feed") that disseminates all eligible orders that Subscribers submit to the Discrete Bid/Offer Matching Processes (as defined in Part III, Item 7). The IQX Data Feed only displays orders that Subscribers choose to display ("Displayed Orders").

Orders eligible to be Displayed Orders are: (1) Limit Orders, including ALO Orders; and (2) Primary Peg Orders, including ALO Orders. For more information on Order Types in the Discrete Bid/Offer Matching Processes, please see Part III, Item 7. The ATS will display Limit Orders and Primary Peg Orders that are at the same price as contra-side interest that is displayed (1) inside the ATS or (2) as part of the National Best Bid or Offer ("NBBO") as determined by the SIP and/or SRO proprietary data feeds.

Subscribers and non-Subscribers can receive the IQX Data Feed ("IQX Data Feed Recipients"). <u>Non-Subscribers that receive the IQX Data Feed include buy-side firms, banks, and National Securities Exchanges.</u> The IQX Data Feed is provided to IQX Data Feed Recipients through Pico. The ATS does not charge IQX Data Feed Recipients for the receipt of the IQX Data Feed. Pico, however, charges a telecommunications/communications fee of $500 per month <u>to receive the IQX Data Feed</u> that IQX Data Feed Recipients are responsible for paying. Additional information regarding the IQX Data Feed can be found in response to Part III, Item 15.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

☐ Yes ☒ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes ☐ No

If no, identify and explain any differences.

Part III: Manner of Operations

Item 23:   <u>Market Data</u>

a. Identify the sources of market data used by the NMS Stock ATS (<u>e.g.,</u> proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

The ATS uses a combination of SIP and direct feeds to determine the NBBO and to price executions. If direct feeds are available and utilized by the ATS, they will be used to price the NBBO. If a direct feed that the ATS receives is deemed not reliable, it will use the SIP price from that exchange. The ATS utilizes the direct feeds from the following exchanges:

- CBOE BZX; CBOE BYX; CBOE EDGX; CBOE EDGA

- NYSE; NYSE Arca

- Nasdaq; Nasdaq BX; Nasdaq PSX

- IEX

- MEMX

b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.